EXHIBIT 99

PRESS RELEASE

Magna Announces Renewal of Normal Course Issuer Bid

  NCIB authorizes the discretionary repurchase of up to 25,300,000 Magna Common Shares, representing approximately 10% of Magna’s public float.
  NCIB takes effect on November 7, 2025, and terminates no later than November 6, 2026.

AURORA, Ontario, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) announces today the Toronto Stock Exchange’s (the "TSX") acceptance of its notice of intention to renew its normal course issuer bid (the "Notice"). Pursuant to the Notice, Magna may purchase up to 25,300,000 Magna Common Shares (the "NCIB"), representing approximately 10% of its public float. As at October 31, 2025, Magna had 281,814,257 issued and outstanding Common Shares, including a public float of 253,107,846 Common Shares.

The primary purposes of the NCIB are to facilitate purchases for cancellation, as well as purchases to fund Magna’s stock-based compensation awards and programs. Magna may purchase its Common Shares for cancellation, from time to time, if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Corporation. Magna may elect to modify, suspend or discontinue the NCIB, and purchases thereunder, at any time.

The NCIB will commence on November 7, 2025, and will terminate no later than November 6, 2026. All purchases of Common Shares under the NCIB may be made on the TSX, at the market price at the time of purchase in accordance with the rules and policies of the TSX, or on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. In addition to purchases made on the open market through the facilities of the TSX and NYSE, Magna may also make purchases through alternative trading systems in Canada and the United States, and by private agreement or under a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority (a "Specific Share Repurchase Program"). Purchases made by way of such private agreements or a Specific Share Repurchase Program may be at a discount to the prevailing market price.

The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the NCIB, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of Common Shares which can be purchased per day during the NCIB on the TSX is 321,966, based on 25% of the average daily trading volume for the prior six months (being 1,287,865 Common Shares on the TSX). Subject to certain exceptions for block purchases, the maximum number of Common Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares purchased and the timing of such purchases, if any, will be determined by Magna having regard to future price movements and other factors.

Expiring Bid

Magna’s current normal course issuer bid, announced in November of 2025, for the purchase of up to 28,500,000 Common Shares will expire at the close of trading on November 6, 2025. As at the close of trading on October 31, 2025, Magna had purchased 5,834,714 Common Shares under the current normal course issuer bid at weighted average prices of C$61.21 and US$43.45 through the facilities of the TSX and NYSE as well as through alternative trading systems in Canada and the United States. Of such repurchases, 5,699,444 Common Shares were cancelled, and the remainder of the repurchased Common Shares funded Magna’s stock-based compensation programs.

Automatic Purchase Plan

In conjunction with the NCIB, Magna today also announced that it has established an automatic share purchase plan (the "Automatic Purchase Plan") with a designated broker to facilitate the purchase of Common Shares under the NCIB. The Automatic Purchase Plan will be implemented effective November 7, 2025. Under the Automatic Purchase Plan, Magna will provide instructions and strict parameters regarding how its Common Shares may be purchased during times when it would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. The Automatic Purchase Plan will terminate on the earliest of the date on which: (a) the purchase limit specified in the Automatic Purchase Plan has been reached; (b) Magna terminates the Automatic Purchase Plan in accordance with its terms, in which case Magna will issue a press release confirming such termination; and (c) the NCIB terminates.

TAGS
Normal Course Issuer Bid, NCIB, Rule 10b-18, Share Repurchases, Stock Buyback, Automatic Purchase Plan

INVESTOR CONTACT
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA
Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets—North America, Europe, and China. With a global team and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

FORWARD-LOOKING STATEMENTS
This press release contains statements that are not recitations of historical fact and constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, Magna’s intention to commence the NCIB, the timing, methods and quantity of any purchases under the NCIB, the availability of cash for repurchases of Common Shares under the NCIB, and compliance with applicable laws and regulations pertaining to the NCIB. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: macroeconomic and geopolitical events; economic cyclicality; relative foreign exchange rates; financial flexibility risks; stock price fluctuations; legal and regulatory proceedings against us; changes in laws and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.